SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FINAL AMENDMENT
                                       TO
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                          FIRST SHENANGO BANCORP, INC.
                                (Name of Issuer)

                          FIRST SHENANGO BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                                    336409107
                                    ---------
                      (CUSIP Number of Class of Securities)

                               Francis A. Bonadio
                      President and Chief Executive Officer
                          First Shenango Bancorp, Inc.
                              25 North Mill Street
                         New Castle, Pennsylvania 16101
                                 (800) 982-8322

                                 With Copies to:

                             Samuel J. Malizia, Esq.
                             Lloyd H. Spencer, Esq.
                      Malizia, Spidi, Sloane & Fisch, P.C.
                               One Franklin Square
                               1301 K Street, N.W.
                                 Suite 700 East
                              Washington, DC 20005
                                 (202) 434-4660
                       (Name, Address and Telephone Number
           of Persons Authorized to Receive Notices and Communications
                    on Behalf of Person(s) filing Statement)

                                October 25, 1996
     (Date tender offer first published, sent or given to security holders)

                            CALCULATION OF FILING FEE


================================================================================
                                                                      Amount of
Transaction Valuation*                                                Filing Fee

================================================================================

$4,750,000                                                                 $950
================================================================================


* For purposes of calculating fee only. Based on the Offer for 200,000 shares at the maximum tender offer price per share of $23.75.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $950        Filing Party:  First Shenango Bancorp, Inc.
Form or Registration No.: Schedule 13E-4 (5-47189) Date Filed:  October 25, 1996

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



      This Final Amendment amends and supplements the Issuer Tender Offer Statement filed on October 25, 1996 and amended on November 26, 1996 (the "Statement") relating to the issuer tender offer by First Shenango Bancorp, Inc., a Pennsylvania corporation (the "Company"), to purchase up to 200,000 shares of common stock, par value $0.10 per Share (the "Shares"), at prices not greater than $23.75 nor less than $20.50 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company.

      The "Modified Dutch Auction" self-tender offer which commenced on October 25, 1996 expired at 5:00 p.m., Eastern time, November 25, 1996. Based on a final count, shareholders tendered approximately 197,636 shares or approximately 8.75% of the common shares outstanding. The shares will be purchased at a purchase price of $23.75 per share.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 1996.

                                   FIRST SHENANGO BANCORP, INC.



                             By:   /s/  Francis A. Bonadio
                                   ---------------------------------------------
                                   Name:  Francis A. Bonadio
                                   Title: President and Chief Executive Officer